Mealthy, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash	
10010 Amazon Seller US	288,324.66
10020 Chase Checking x0025	151,037.74
10030-1 Chase Savings #1607 (deleted)	0.10
10030-2 Chase Savings #1623 (deleted)	200.13
10030-3 Chase Savings #1631 (deleted)	200.13
10030-4 Chase Savings 1615 (deleted)	219.01
10050 Shopify Holding	10,147.95
10060 Paypal	9,076.67
10070 Bill.com Money Out Clearing	0.00
10080 Amazon Seller CA	15,524.53
10090 Amazon Seller UK	16,217.14
Total 10000 Cash	**490,948.06**
Total Bank Accounts	**$490,948.06**
Accounts Receivable	
11000 Accounts Receivable	64,700.63
Total Accounts Receivable	**$64,700.63**
Other Current Assets	
12000 Undeposited Funds	0.00
13000 Prepaid Expenses	118,442.97
13800 Inventory	629,532.55
Total Other Current Assets	**$747,975.52**
Total Current Assets	**$1,303,624.21**
Other Assets	
14100 Security Deposit	5,507.66
14600 Due from Affiliates	
14600-1 Essentially Healthy, LLC	74,575.53
14600-2 Mealthy Mexico	99,305.00
14600-3 WTP Expenses	6,195.77
Total 14600 Due from Affiliates	**180,076.30**
Total Other Assets	**$185,583.96**
TOTAL ASSETS	**$1,489,208.17**

Mealthy, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	420,605.91
21000 Accounts Payable (A/P) - GBP	2,251.74
Total Accounts Payable	**$422,857.65**
Other Current Liabilities	**$193,950.68**
Total Current Liabilities	**$616,808.33**
Total Liabilities	**$616,808.33**
Equity	**$872,399.84**
TOTAL LIABILITIES AND EQUITY	**$1,489,208.17**